Board of Management

02 SEP -5 AM 9:45

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02076095

Amsterdam, 14 August 2002

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

enclosure

dlw 9/18

Vedior

Amsterdam, The Netherlands

Vedior announces acquisition in Australia

For release at 8.00am on 14 August 2002

Vedior is pleased to announce that it has acquired 100% of Australian healthcare staffing specialist, Twin Hills Nurses Agency Pty Limited ("Twin Hills"), at a price linked to performance to the end of 2002.

Established in 1979, Twin Hills is one of the largest healthcare staffing companies in Melbourne, Victoria providing registered nurses and allied healthcare personnel to public and private hospitals as well as aged care facilities.

Twin Hills' audited annual sales for the year ended 31 December 2001 were AUS$9.5 million (€5.5 million).

Given the high local demand for nursing staff, Twin Hills actively recruits from abroad, assisting overseas candidates with travel arrangements, immigration issues, temporary accommodation and training.

Twin Hills will complement Vedior's existing healthcare staffing brands in Australia, forming part of Select Care Personnel alongside the Group's other aged and community care service provider, M.S.S.A. Care Personnel, also based in Melbourne.

Tony Martin, Chairman of Vedior said, *"Twin Hills is our fourth specialist acquisition in Australia so far this year as a result of our focused expansion in this important market. Healthcare, is now Vedior's third largest speciality sector and, given its lower sensitivity to economic trends, one of the fastest growing in the Group."*

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about performance, prospects, growth, strategies, opportunities and the staffing segments and geographic markets in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "will", "complement" and "continue" and similar expressions or their negative.

The amount required to purchase remaining minority shareholdings in future will depend on future events which are subject to various risks, uncertainties and assumptions. Among the factors that may have a direct bearing on future performance and the amount of the final payment are our ability to capitalise on synergies and reduce costs and our ability to cross-sell services; the ability to attract and retain qualified personnel; the ability to develop new services; conditions in the specialist staffing industry; general economic conditions and other factors.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent

placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Vedior:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609